SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended 31 August 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




1.1   Transaction in Own Shares released on 01 August 2007
1.2   Transaction in Own Shares released on 02 August 2007
1.3   Transaction in Own Shares released on 03 August 2007
1.4   Transaction in Own Shares released on 06 August 2007
1.5   Transaction in Own Shares released on 07 August 2007
1.6   Transaction in Own Shares released on 08 August 2007
1.7   Transaction in Own Shares released on 09 August 2007
1.8   Transaction in Own Shares released on 10 August 2007
1.9   Director/PDMR Shareholding released on 10 August 2007
2.0   Director/PDMR Shareholding released on 10 August 2007
2.1   Transaction in Own Shares released on 13 August 2007
2.2   Transaction in Own Shares released on 14 August 2007
2.3   Holding(s) in Company released on 14 August 2007
2.4   Transaction in Own Shares released on 15 August 2007
2.5   Transaction in Own Shares released on 16 August 2007
2.6   Transaction in Own Shares released on 17 August 2007
2.7   Director/PDMR Shareholding released on 17 August 2007
2.8   Transaction in Own Shares released on 20 August 2007
2.9   Transaction in Own Shares released on 21 August 2007
3.0   Transaction in Own Shares released on 22 August 2007
3.1   Transaction in Own Shares released on 23 August 2007
3.2   Transaction in Own Shares released on 24 August 2007
3.3   Transaction in Own Shares released on 28 August 2007
3.4   Transaction in Own Shares released on 29 August 2007
3.5   Transaction in Own Shares released on 30 August 2007
3.6   Transaction in Own Shares released on 31 August 2007
3.7   Total Voting Rights released on 31 August 2007

Exhibit No. 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 August 2007

BP p.l.c. announces that on 31 July 2007, it purchased for cancellation 2,100,000 ordinary shares at prices between 566.0 pence and 579.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,705,015 ordinary shares in Treasury, and has 19,092,698,076 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 August 2007

BP p.l.c. announces that on 1 August 2007, it purchased for cancellation 2,600,000 ordinary shares at prices between 564.5 pence and 575.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,705,015 ordinary shares in Treasury, and has 19,090,120,176 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632


Exhibit No. 1.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  3 August 2007

BP p.l.c. announces that on 2 August 2007, it purchased for cancellation 2,135,000 ordinary shares at prices between 559.0 pence and 573.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,705,015 ordinary shares in Treasury, and has 19,087,989,436 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 1.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  6 August 2007

BP p.l.c. announces that on 3 August 2007, it purchased for cancellation 2,640,000 ordinary shares at prices between 551.5 pence and 565.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,705,015 ordinary shares in Treasury, and has 19,085,411,704 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 1.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 August 2007

BP p.l.c. announces that on 6 August 2007, it purchased for cancellation 1,780,000 ordinary shares at prices between 544.0 pence and 553.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,705,015 ordinary shares in Treasury, and has 19,083,670,296 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 1.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  8 August 2007

BP p.l.c. announces that on 7 August 2007, it purchased for cancellation 1,750,000 ordinary shares at prices between 545.5 pence and 553.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,705,015 ordinary shares in Treasury, and has 19,081,998,016 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 1.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  9 August 2007

BP p.l.c. announces that on 8 August 2007, it purchased for cancellation 1,770,000 ordinary shares at prices between 548.0 pence and 561.5 pence per share.

BP p.l.c. also announces that on 08 August 2007 it transferred to participants in its employee share schemes 305 ordinary shares at prices between 441.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,943,704,710 ordinary shares in Treasury, and has 19,080,300,731 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 August 2007

BP p.l.c. announces that on 9 August 2007, it purchased for cancellation 2,678,000 ordinary shares at prices between 541.0 pence and 549.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,704,710 ordinary shares in Treasury, and has 19,077,641,487 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 1.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 August 2007

BP p.l.c. was advised on 10 August 2007 by Computershare Plan Managers that on 10 August 2007 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP5.46 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward        66 shares
Mr I.C. Conn           66 shares
Mr J.A. Manzoni        66 shares

Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox       66 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4R.

Exhibit No. 2.0

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 August 2007

We were advised on 13 June 2007 by Computershare Plan Managers that Mr A G Inglis, a Director of BP p.l.c, received 3 BP ordinary shares (ISIN number GB0007980591) on 4 June 2007 at GBP5.705 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK (Overseas) Plan :-

This notice is given in fulfilment of the obligation under DR3.1.4R.

Exhibit No. 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 August 2007

BP p.l.c. announces that on 10 August 2007, it purchased for cancellation 1,840,000 ordinary shares at prices between 532.0 pence and 540.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,704,710 ordinary shares in Treasury, and has 19,075,808,487 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  14 August 2007

BP p.l.c. announces that on 13 August 2007, it purchased for cancellation 1,830,000 ordinary shares at prices between 534.0 pence and 547.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,704,710 ordinary shares in Treasury, and has 19,073,978,487 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 2.3

BP p.l.c. - Holding(s) in Company
BP p.l.c. - 14 August 2007

BP p.l.c. received on 10 August 2007 from L&G a notification of their interests in BP Ordinary Shares of US$0.25 each dated 8 August 2007. The disclosure of their interest in accordance with DTR5 is below.

This notice is given in fulfilment of BP p.l.c.'s obligation under DTR 5.8.12



TR-1:               notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing                  BP PLC
shares to which voting rights are attached:
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights                                     Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to the notification               Legal & General Group Plc (L&G)
obligation:

4. Full name of shareholder(s) (if different from 3.):            Legal & General Assurance (Pensions
                                                                   Management) Limited  (PMC)

5. Date of the transaction (and date on which the threshold is              08 August 2007
crossed or reached if different):

6. Date on which issuer notified:                                           10 August 2007

7. Threshold(s) that is/are crossed or reached:                           From 3% to 4% (L&G)



8. Notified details:
A: Voting rights attached to shares
Class/type of Situation previous to    Resulting situation after the triggering transaction
shares        the Triggering
              transaction
 if possible  Number of   Number of    Number of     Number of voting rights  % of voting rights
using the     Shares      Voting       shares
ISIN CODE                 Rights       Direct        Direct       Indirect    Direct       Indirect
Ord USD 0.25  735,407,064 735,407,064  774,050,403   774,050,403                  4.05


B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument                           Period/ Date              that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.



Total (A+B)
Number of voting rights                            % of voting rights
      774,050,403                                              4.05


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

                   Legal & General Group Plc (Direct) (L&G) (774,050,403 = 4.05% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited       Legal & General Insurance Holdings Limited (Direct)
(Direct) (LGIMHD) (618,185,541 - 3.24% = PMC)                  (LGIH)

Legal & General Assurance (Pensions Management) Limited  (PMC) Legal & General Assurance Society Limited  (LGAS & LGPL)
(618,185,541 - 3.24% = PMC)
                                                               Legal & General Pensions Limited (Direct)  (LGPL)


Proxy Voting:

10. Name of the proxy holder:                                                       N/A

11. Number of voting rights proxy holder will cease to hold:                        N/A

12. Date on which proxy holder will cease to hold voting rights:                    N/A

13. Additional information:                Notification using the total voting rights figure of
                                                                      19,077,641,487

14. Contact name:                                                   Helen Lewis (LGIM)

15. Contact telephone number:                                         020 7528 6742


Exhibit No. 2.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  15 August 2007

BP p.l.c. announces that on 14 August 2007, it purchased for cancellation 2,290,000 ordinary shares at prices between 538.0 pence and 547.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,704,710 ordinary shares in Treasury, and has 19,071,689,987 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 August 2007

BP p.l.c. announces that on 15 August 2007, it purchased for cancellation 1,860,000 ordinary shares at prices between 533.5 pence and 543.5 pence per share.

BP p.l.c. also announces that on 15 August 2007 it transferred to participants in its employee share schemes 15,794 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,943,688,916 ordinary shares in Treasury, and has 19,069,942,431 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 2.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  17 August 2007

BP p.l.c. announces that on 16 August 2007, it purchased for cancellation 2,380,000 ordinary shares at prices between 522.00 pence and 532.50 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,688,916 ordinary shares in Treasury, and has 19,067,607,611 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 2.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 17 August 2007

BP p.l.c. was advised on 16 August 2007, by BP Employee Share Schemes (Jersey) Ltd., Trustees of the BP Employee Share Ownership Plans that Mr A.G. Inglis, a Director of BP p.l.c. received 2 BP Ordinary shares (ISIN number GB0007980591) on 12 March 2007 @ GBP5.27062 per Ordinary share as a result of reinvestment of residual dividend cash entitlements on shares held in the Plans.

This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

Exhibit No. 2.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  20 August 2007

BP p.l.c. announces that on 17 August 2007, it purchased for cancellation 540,000 ordinary shares at prices between 516.00 pence and 520.00 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,688,916 ordinary shares in Treasury, and has 19,067,091,401 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 2.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 August 2007

BP p.l.c. announces that on 20 August 2007, it purchased for cancellation 1,840,000 ordinary shares at prices between 538.5 pence and 549.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,688,916 ordinary shares in Treasury, and has 19,065,264,901 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 3.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 August 2007


BP p.l.c. announces that on 21 August 2007, it purchased for cancellation 1,870,000 ordinary shares at prices between 535.0 pence and 544.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,688,916 ordinary shares in Treasury, and has 19,063,422,601 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 3.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 August 2007

BP p.l.c. announces that on 22 August 2007, it purchased for cancellation 2,320,000 ordinary shares at prices between 539.0 pence and 546.0 pence per share.

BP p.l.c. also announces that on 22 August 2007 it transferred to participants in its employee share schemes 9,538 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,943,679,378 ordinary shares in Treasury, and has 19,061,127,439 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 3.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 August 2007

BP p.l.c. announces that on 23 August 2007, it purchased for cancellation 1,820,000 ordinary shares at prices between 546.50 pence and 552.00 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,679,378 ordinary shares in Treasury, and has 19,059,318,139 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 3.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 August 2007

BP p.l.c. announces that on 24 August 2007, it purchased for cancellation 2,255,000 ordinary shares at prices between 545.50 pence and 555.00 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,679,378 ordinary shares in Treasury, and has 19,057,063,139 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 3.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  29 August 2007

BP p.l.c. announces that on 28 August 2007, it purchased for cancellation 2,270,000 ordinary shares at prices between 539.0 pence and 554.50 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,679,378 ordinary shares in Treasury, and has 19,054,808,223 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 3.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 August 2007

BP p.l.c. announces that on 29 August 2007, it purchased for cancellation 2,300,000 ordinary shares at prices between 537.5 pence and 543.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,679,378 ordinary shares in Treasury, and has 19,052,516,073 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit No. 3.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  31 August 2007


BP p.l.c. announces that on 30 August 2007, it purchased for cancellation 2,260,000 ordinary shares at prices between 544.50 pence and 554.00 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,679,378 ordinary shares in Treasury, and has 19,050,265,073 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit No. 3.7

BP p.l.c.  -  Total Voting Rights
BP p.l.c.  -  31 August 2007

BP p.l.c.

         Voting Rights and Capital - Transparency Directive Disclosure

                                                           London 31 August 2007

Pursuant to transitional provision 6 of the Transparency Directive:-

- The issued share capital of BP p.l.c. comprised 19,057,095,073 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 19,062,177,573. This figure excludes (i) 1,943,679,378 ordinary shares which have been bought back and held in treasury by BP; and (ii) 123,363,337 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

                                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 3 September 2007                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary